

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2016

Prashanth Mahendra-Rajah
Chief Financial Officer
WABCO Holdings Inc.
2770 Research Drive
Rochester Hills, Michigan 48309-3511

      Re: **WABCO Holdings Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 11, 2016
              File No. 001-33332

Dear Mr. Mahendra-Rajah:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure